02037391

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

RECD S.E.C.
MAY 2 1 2002
1086

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

Date: [May 15, 2002] **For the month of** April/May, 2002

TELENOR ASA

(Registrant's Name)

Snarøyveien 30,
1331 Fornebu,
Norway
(Registrant's Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F : Form 40-F 9

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes 9 No :

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Page 1 of 32 pages.

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Telenor TEL

14.05.02 12:40	DIGI NOT TO PROCEED TRI JV	andre børsmeldinger	
10.05.02 09:28	EX DIVIDEND NOK 0,35 TODAY	eks.dato	
10.05.02 09:27	EX UTBYTTE KR. 0,35 I DAG	eks.dato	
08.05.02 15:35	AVHOLDT GENERALFORSAMLING	generalforsamlingsinfo	
08.05.02 15:34	ANNUAL GENERAL MEETING	generalforsamlingsinfo	
30.04.02 11:00	ANALYTIKERPRESENTASJON	presentasjonsmateriale	
30.04.02 09:00	RESULTS FIRST QUARTER 2002	delårsresultat	
30.04.02 08:24	RESULTS FIRST QUARTER 2002	delårsresultat	
26.04.02 13:30	BAKSAAS NY KONSERNSJEF I TELENOR	oranisasjonsendring	
26.04.02 13:29	BAKSAAS THE NEW CEO OF TELENOR	oranisasjonsendring	
24.04.02 09:48	ITWORKS TO BE WOUND UP	andre børsmeldinger	
23.04.02 08:13	NOTICE FOR ANNUAL GENERAL MEETING	generalforsamlingsinfo	
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14.05.02 12:40 **TEL** **DIGI NOT TO PROCEED TRI JV** andre børsmeldinger

DiGi Telecommunications Sdn Bhd (DiGi) and Technology Resources Industries Berhad have mutually agreed not to proceed with their proposed 3G joint-bid preparations and the other agreements as previously announced.

However, DiGi is exploring various options in pursuing one of the 3G spectrum assignments.

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10.05.02 09:28	**TEL**	**EX DIVIDEND NOK 0,35 TODAY**	eks.dato

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The shares in Telenor ASA will be traded ex dividend
NOK 0,35 as from today.
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4

08.05.02 15:34 **TEL** **ANNUAL GENERAL MEETING** generalforsamlingsinfo

The Annual General Meeting of Telenor has today given its approval to the board of directors` proposed dividend of NOK 0.35 per share. The dividend will be paid to shareholders on May 29, 2002. From May 10 the Telenor share will be traded exclusive of dividend.

The Annual General Meeting has also approved the financial statements and the annual report for Telenor ASA for 2001.

The Annual General Meeting has renewed the board`s power of attorney to extend the share capital by up to 10 per cent of outstanding shares.

Furthermore, the Annual General Meeting has given the board of directors the power of attorney to acquire own shares: Approval is given for the Board to acquire 90,136,532 own shares with a nominal value totaling NOK 540,819,192, which equates to 5% of the company`s share capital as of February 13, 2002. The amount paid per share shall be a minimum of NOK 6 and a maximum of NOK 200. The Board is free to decide how the acquisition and transfer of shares takes place. The authorization is valid until July 1, 2003.


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IN ENGLISH

30.04.02 09:00 **TEL** **RESULTS FIRST QUARTER 2002** delårsresultat

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Telenor first-quarter results:

Growth and higher margins

(Oslo, April 30, 2002) Telenor's revenues excluding gains increased by NOK 1.821 billion or 19 per cent in the first quarter compared to the same period last year. Operating profit before depreciation, amortization and write-downs (EBITDA) increased by 27.6 per cent to NOK 2.926 billion, excluding gains and losses, during the period.

In the first quarter Telenor focused strongly on improving operating margins through the rationalisation of operations. The group significantly improved margins and reduced operational investments (capex) in both mobile and fixed telephony in Norway. The international mobile operations are still experiencing strong growth. Telenor has 9.3 million mobile subscribers at the end of the first quarter when the relative share in the companies where we have ownership interests is taken into account. Business Solutions is undergoing a turnaround that is starting to show results, while the higher demand for ADSL has involved costs that has affected results in Plus.

Excluding gains, revenues increased by NOK 1.821 billion in the first quarter, to NOK 11.518 billion. This is an increase of 19 per cent compared to the same period last year. EBITDA was NOK 2.926 billion, excluding gains and losses, at the end of the first quarter. This represents a growth of 27.6 per cent, or NOK 633 million compared to the first quarter last year.

"Telenor made a conscious effort in the first quarter to improve its margins, which has contributed to good earnings growth. The group now has considerable international mobile operations with solid underlying growth. Telenor is now the largest mobile operator based in the Nordic region, and the group has a total of 9.3 million mobile subscribers internationally when our relative share in the companies where we have ownership interests is taken into account," said Telenor CEO Tormod Hermansen.

Telenor's balance is strong with an equity ratio of 49.4 per cent. Net interest bearing liabilities has increased by NOK 11.3 billion since the end of the year to NOK 24.4 billion, primarily as a result of the acquisition of the Hungarian mobile company Pannon GSM and the American satellite company COMSAT. Capex totalled NOK 1.9 billion in the first quarter, which is a reduction of NOK 0.5 billion compared to the same period last year.

Telenor will continue its efforts this year to focus more strongly on its core activities and the implementation of various measures to improve its cost-efficiency. The group expects continued good revenue growth due to an overall positive underlying development in the existing activities, including acquired businesses.

Contacts:

Press spokesman Dag Melgaard, Telenor ASA, tel. + 47 67 89 26 71/ mobile + 47 901 92 000
Deputy spokesman Steinar Ostermann, Telenor ASA, tel. + 47 67 89 26 72/ mobile + 47 995 77 777

Telenor ASA
First quarter 2002

Content

Revenues; 2000–2002
Telenor group(NOK in millions)


2000
Q1
Q2
Q3
Q4
8,691
9,145
9,463
10,273
2001
Q1
Q2
Q3
Q4
10,001
10,055
10,064
15,920
2002
Q1
Q2
Q3
Q4
11,563
0
5,000
10,000
15,000
20,000

Telenor ASA first quarter 2002

› Key points of the first quarter 2002 compared to the first quarter 2001

- 19% growth in revenues excluding gains to NOK 11,518 million.
- 30% growth in EBITDA adjusted for special items to NOK 3,001 million.
- 85% growth in EBITDA excluding gains and losses in Telenor Mobile to NOK 1,517 million, 24% growth excluding DiGi.Com and Pannon GSM.
- EBITDA margin in Telenor Networks of 34%, representing growth of close to 2 percentage points.
- EBITDA margin in mNorway of 40%, representing growth of 4 percentage points.
- Stable ARPU of NOK 334 in mNorway.
- EBITDA in Business Solutions increased by NOK 168 million to NOK –9 million, excluding gains and losses.
- Weaker results in Plus due to costs related to the sales of ADSL subscriptions (57,000 subscriptions at the end of the first quarter this year).
- Net interest bearing liabilities of NOK 24.4 billion at the end of the first quarter this year.

Telenor focused strongly on the rationalization of operations in the first quarter and achieved a significant improvement in margins and reduction in capital expenditure in both mobile and fixed telephony in Norway. Business Solutions is in a major turnaround operation, which is now starting to show results. Demand for ADSL exceeded the expectations which also increased costs that lowered the results in Plus. The mobile operations abroad showed continued strong growth, and Telenor's share of total subscriptions at the end of the first quarter was 7 million. Total number of subscriptions including Norway was 9.3 million. DiGi.Com and Pannon GSM were consolidated as subsidiaries as of 1 September 2001 and 4 February 2002, respectively.

Jon Fredrik Baksaas has been appointed as the new Chief Executive Officer following Tormod Hermansen.

› KEY FIGURES

	1st quarter		Year
(NOK in millions)	**2002**	**2001**	**2001**
Revenues	11,563	10,001	46,040
Revenues excluding gains	11,518	9,697	40,604
Revenues excluding gains – growth	18.8 %	16.5 %	11.2 %
EBITDA	2,900	2,597	14,250
EBITDA excluding gains and losses	2,926	2,293	8,877
Operating profit	602	986	3,177
Associated companies	(180)	10,188	8,237
Profit before taxes and minority interests	31	10,666	10,255
Net interest bearing liabilities	24,449	20,502	13,171
Investments:			
– Capex [1]	1,879	2,395	11,634
– Investments in businesses [2]	8,875	714	7,212

[1] Capex is investments in tangible fixed assets and intangible assets
[2] Consists of acquisition of shares and participations including acquisition of subsidiaries and businesses not organized as separate companies.

The table below shows key figures that have been adjusted for special items (gains and losses, write-downs, restructuring expenses, etc.)[1]

		1st quarter		Year	
(NOK in millions)	**2002**	**2001**	**Growth**	**2001**	**Growth**
Revenues	11,518	9,697	18.8 %	40,604	11.2 %
EBITDA	3,001	2,313	29.7 %	9,502	10.9 %
Operating profit	733	704	4.1 %	2,251	(18.1 %)
Associated companies	(180)	(535)	nm	(1,746)	nm
Profit/loss before taxes and minority interests	177	(317)	nm	(396)	nm

[1] Refer to the table at the end of the report for more details about special items.

› KEY FIGURES FOR THE BUSINESS AREAS

Revenues excluding gains	1st quarter			Year	
(NOK in millions)	2002	2001	Growth	2001	Growth
Mobile	4,359	2,736	59.3 %	12,299	25.8 %
Networks	4,114	4,111	0.1 %	16,562	1.2 %
Plus	945	768	23.0 %	3,374	17.9 %
Business Solutions	1,599	1,384	15.5 %	5,940	37.6 %
Other units	3,014	3,307	(8.9 %)	12,914	(24.0 %)
Eliminations	(2,513)	(2,609)	(3.7 %)	(10,485)	(24.0 %)
Total revenues excluding gains	**11,518**	**9,697**	**18.8 %**	**40,604**	**11.2 %**

EBITDA excluding gains and losses [1]	1st quarter				Year	
(NOK in millions)	2002	Margin	2001	Margin	2001	Margin
Mobile	1,517	34.8 %	818	29.9 %	3,808	31.0 %
Networks	1,408	34.2 %	1,336	32.5 %	5,660	34.2 %
Plus	(25)	(2.6 %)	86	11.2 %	254	7.5 %
Business Solutions	(9)	(0.6 %)	(177)	(12.8 %)	(822)	(13.8 %)
Other units	84	2.8 %	291	8.8 %	192	1.5 %
Eliminations	(49)	nm	(61)	nm	(215)	nm
Total EBITDA excluding gains and losses	**2,926**	**25.4 %**	**2,293**	**23.6 %**	**8,877**	**21.9 %**
Restructuring expenses etc [2]	75	-	20	-	625	-
EBITDA adjusted for special items	**3,001**	**26.1 %**	**2,313**	**23.9 %**	**9,502**	**23.4 %**

[1] Operating profit excluding depreciation, amortization and write-downs and excluding gains and losses disposal of fixed assets and operations.
[2] Refer to table at the end of the report for more details about special items.

› BUSINESS AREAS
› MOBILE

Revenues	1st quarter		Year
(NOK in millions)	*2002*	*2001*	*2001*
mNorway	2,255	2,072	8,746
Pannon GSM	700	-	-
DiGi.Com	670	-	901
Grameen Phone	409	233	1,185
Other units	28	81	169
Total external revenues	**4,062**	**2,386**	**11,001**
Internal revenues	297	350	1,298
Gains on disposal	-	259	259
Total revenues	**4,359**	**2,995**	**12,558**
EBITDA	1,517	1,077	4,067
EBITDA excl. gains and losses	1,517	818	3,808
EBITDA excl. gains and losses – margin	34.8 %	29.9 %	31.0 %
Operating profit	**756**	**773**	**2,495**
Investments:			
– Capex	545	480	2,716
– Investments in businesses	7,945	387	4,495

- First quarter this year includes consolidated results from DiGi.Com. Telenor acquired the remaining 74.2% of the shares in Pannon GSM for NOK 7.9 billion, which became a wholly owned subsidiary as of 4 February.
- Growth in EBITDA of approximately NOK 700 million, excluding gains and losses, was due to the good development of the consolidated mobile operations in Norway and abroad, and the consolidation of the aforementioned companies.

EBITDA excluding gains and losses; 2000–2002
Telenor group (NOK in millions)



2000
Q1
Q2
Q3
Q4
2,104
2,175
2,594
1,706
2001
Q1
Q2
Q3
Q4
2,293
2,201
2,096
2,287
2002
Q1
Q2
Q3
Q4
2,926
0
500
1,000
1,500
2,000
2,500
3,000

mNorway	1st quarter		Year
(NOK in millions)	2002	2001	2001
Traffic	1,287	1,208	5,212
SMS/MobilInfo/CPA	324	238	1,076
Subscription and connection	343	333	1,328
Other revenues	301	293	1,130
Total external revenues	**2,255**	**2,072**	**8,746**
Internal revenues	293	354	1,310
Gains on disposal	-	-	-
Total revenues	**2,548**	**2,426**	**10,056**
EBITDA excl. gains and losses	1,026	878	3,731
EBITDA excl. gains and losses – margin	40.3 %	36.2 %	37.1 %
Operating profit	**718**	**637**	**2,626**
Capex	213	291	1,674
ARPU	334	333	340
No. of subscriptions (in thousand)	2,314	2,189	2,307

- Revenues in mNorway increased by 5% compared to the first quarter last year, and the EBITDA margin increased by 4 percentage points to 40%.
- Increase in revenues compared to the first quarter of 2001 is attributed to the increase in the total number of subscriptions and increased revenues from generated voice and SMS. This was partly offset by the reduction in revenues from terminated traffic due to price reductions and a reduction in the sales of handsets and other equipment. ARPU was at the same level as the first quarter of 2001. ARPU in the first quarter this year compared to the fourth quarter last year reflected increased roaming as a result of the resumption of travel activity.
- mNorway's estimated market share in Norway for GSM was at the same level as the fourth quarter last year in spite of strong competition from other operators. The estimated mobile penetration in Norway increased slightly since the end of last year.
- mNorway continued to focus on profitability in this quarter, and the EBITDA margin increased compared to the first quarter last year. The gross margin improved, which is partly attributed to the reduction in the cost of sales related to the lower sales of customer equipment, which more than compensated for the increased traffic costs related to mobile telephony. In addition, the strong focus on expenses contributed to a reduction in expenses, especially travel, consulting and commission expenses.

Pannon GSM – Hungary [1]	1st quarter		Year
(NOK in millions)	2002	2001	2001
Revenues excluding gains	700	-	-
EBITDA excl. gains and losses	250	-	-
EBITDA excl. gains and losses – margin	35.7 %	-	-
Operating profit (excl amortization of net excess values)	133	-	-
Capex	64	-	-
ARPU – monthly (NOK)	182	-	-
No. of subscriptions (in thousand)	2,001	-	-

[1] Consolidated from 4 February 2002

- Total number of subscriptions in Pannon GSM increased by 58% compared to the first quarter last year, which contributed to a 30% growth in revenues and close to a 40% increase in EBITDA. The estimated ARPU was NOK 182 in the first quarter this year, compared to NOK 216 for the first quarter last year. This reduction is attributed to the fact that new and prepaid subscriptions have a lower ARPU as a result of fewer calling minutes.

DiGi.Com - Malaysia [1]	1st quarter		Year
(NOK in millions)	2002	2001	2001
Revenues excluding gains	675	-	906
EBITDA excl. gains and losses	251	-	306
EBITDA excl. gains and losses – margin	37.2 %	-	33.8 %
Operating profit (excl amortization of net excess values)	154	-	181
Capex	238	-	459
ARPU - monthly (NOK)	169	-	180
No. of subscriptions (100% in thousand)	1,159	-	1,039

[1] Consolidated from 1 September 2001

- Total number of subscriptions increased by 120,000 in the first quarter this year compared to the fourth quarter last year. There was low growth in the total number of subscriptions in the fourth quarter last year. Revenues increased by approximately 15% compared to the first quarter last year due to the growth in subscriptions. The estimated ARPU of NOK 169 was at the same level as the ARPU for the corresponding quarter last year. Growth in revenues contributed to an increase in EBITDA of just over 25% compared to the first quarter last year.

Grameen Phone – Bangladesh	1st quarter		Year
(NOK in millions)	2002	2001	2001
Revenues excluding gains	409	233	1,185
EBITDA excl. gains and losses	189	75	457
EBITDA excl. gains and losses – margin	46.2 %	32.2 %	38.6 %
Operating profit	147	48	328
Capex	11	133	425
ARPU – monthly (NOK)	191	226	190
No. of subscriptions (100% in thousand)	550	242	464

- Growth in Grameen Phone continued in the first quarter, and the total number of subscriptions increased by 19% since the end of last year. Increased revenues from traffic and customer equipment contributed to an increase in EBITDA. The revenues, EBITDA and EBITDA margin in Grameen Phone have varied from quarter to quarter. The revenues have been higher and the margins lower during periods with a high level of new customers and handset sales.

Other units including eliminations and amortization of excess values	1st quarter		Year
(NOK in millions)	2002	2001	2001
EBITDA excl. gains and losses	(199)	(135)	(686)
Operating profit	(396)	88	(640)
Capex	19	56	158

Other units include mFuture, mobile activities in Sweden (djuice.se), expenses related to the management and administration of the international mobile portfolio and amortization of excess values. The reduction in EBITDA compared to the first quarter last year is primarily related to the mobile activities in Sweden (djuice.se). The improvement in EBITDA from the fourth quarter last year is primarily due to the reduction in mFuture's negative contribution. The reduction in the operating profit is attributed to a gain of NOK 259 million last year and amortizations related to DiGi.Com and Pannon GSM this year.

Associated companies and joint ventures abroad	1st quarter		Year
(NOK in millions)	2002	2001	2001
Telenor's share of: [1]			
Revenues	2,752	3,041	11,678
EBITDA	812	836	3,544
Net income	124	22	421
Amortization of Telenor's net excess values	(215)	(357)	(1,276)
Write-downs of Telenor's excess values	-	-	(10,900)
Gain on disposal of ownership interests	-	10,707	21,432
Net result from associated companies	**(91)**	**10,372**	**9,677**
No. of subscribers (Telenor's share in thousand)	4,015	3,383	4,017

[1] The figures are partly based on the management's estimates in connection with the preparation of the consolidated financial statements. Telenor's share of the revenues and EBITDA is not included in the consolidated financial statements. The consolidated profit and loss statement contains only the line "net result from associated companies". Sales between the associated companies and sales to group companies are included in revenues in the table. The table include Telenor's share of the results in DiGi.Com up to 1 September 2001 and the results from Pannon GSM up to 4 February 2002. Subsequent to these dates these companies are consolidated as subsidiaries.

- Adjusted for Pannon GSM, which is now a subsidiary, Telenor's share of total subscriptions increased by 0.5 million (14%) since the end of last year. The total number of subscriptions in DTAC in Thailand, VimpelCom in Russia and Kyivstar in the Ukraine increased 22% since the end of last year.
- In the first quarter this year, Telenor's share of revenues, adjusted for the acquisition and disposal of associated companies, increased by NOK 0.5 billion (24%) compared to the same period in 2001. The corresponding figure for the growth in EBITDA was NOK 0.25 billion (46%).
- Reduction in the amortization of Telenor's net excess values was due to the write-downs made last year, and the acquisition and disposal of associated companies.
- The gain on disposal of ownership interests in the first quarter was the sale of VIAG Interkom.

Operating profit/loss; 2000–2002
Telenor group (NOK in millions)


2000
Q1
Q2
Q3
Q4
1,166
817
1,234
412
2001
Q1
Q2
Q3
Q4
986
-309
-1,912
4,412
2002
Q1
Q2
Q3
Q4
602
-2,000
-1,000
0
1,000
2,000
3,000
4,000
5,000

› NETWORKS

Revenues (NOK in millions)	1st quarter 2002	1st quarter 2001	Year 2001
Business market – PSTN/ISDN			
Subscription and connection	324	325	1,313
Traffic	551	597	2,278
Total business market	**875**	**922**	**3,591**
Residential market – PSTN/ISDN			
Subscription and connection	714	743	2,916
Traffic	926	990	3,896
Total residential market	**1,640**	**1,733**	**6,812**
Wholesale market – fixed network			
Domestic interconnect	191	164	722
International interconnect	89	133	418
Transit traffic	264	220	953
Total wholesale market	**544**	**517**	**2,093**
Total fixed network	**3,059**	**3,172**	**12,496**
Leased lines	258	254	1,040
Other revenues	150	110	570
Total external revenues	**3,467**	**3,536**	**14,106**
Internal revenues	647	575	2,456
Gains on disposal	-	-	6
Total revenues	**4,114**	**4,111**	**16,568**
EBITDA	1,408	1,336	5,666
EBITDA excl. gains and losses	1,408	1,336	5,660
EBITDA excl. gains and losses – margin	34.2 %	32.5 %	34.2 %
Operating profit	**640**	**658**	**2,175**
Investments:			
– Capex	466	751	3,694
– Investments in businesses	-	-	25

- Total revenues in Networks was at the same level as the first quarter last year, and the EBITDA margin increased at the same time to 34%.
- External revenues in the business and residential markets decreased in relation to the first quarter of 2001 and was due to the lower traffic volume, which was due in part to Easter falling in the first quarter this year and the transition to ADSL. In addition, a greater share of the internet traffic was invoiced in the business area Plus as prefix traffic. The latter two factors resulted in reduced external revenues and increased internal revenues. The reduction in the total number of subscriptions resulted in lower revenues from subscriptions in the residential market.
- Telenor's market share (including internet traffic) measured in traffic minutes was 73% at the end of the first quarter, and Network's market share was 66%.
- Increased external revenues from domestic interconnect compared to the first quarter last year was primarily due to the higher volume and resale of traffic and subscriptions. The reduction in external revenues from international interconnect was due to the lower price and volume for traffic from abroad. The increase in external revenues from transit traffic was due to the higher domestic transit traffic, including traffic between mobile operators via the fixed network.
- Increased internal revenues resulted from the sale of ADSL to Plus and Business Solutions, increased sales of leased lines to Mobile and higher internal interconnect due to the fact that a greater share of the internet traffic is internal prefix traffic, where the business area Plus has the external revenues.
- Increase in EBITDA in relation to the first quarter last year was attributed primarily to the improved gross margin for traffic from the fixed network to the mobile networks due to the lower prices for termination in the mobile networks. In addition, there was a reduction in consultancy and travel expenses.
- Increased depreciation and amortization was due to the high level of investments in the fourth quarter of 2001 and reduced depreciation periods from 1 April last year.

› PLUS

Revenues (NOK in millions)	1st quarter 2002	1st quarter 2001	Year 2001
Broadcast	572	540	2,231
Content & Interactive	33	28	188
Internett	214	92	508
Other	4	3	15
Total external revenues	**823**	**663**	**2,942**
Internal revenues	122	105	432
Gains on disposal	-	3	12
Total revenues	**945**	**771**	**3,386**
EBITDA	**(25)**	**89**	**248**
EBITDA excluding gains and losses			
Broadcast	160	137	537
Content & Interactive	(48)	(21)	(128)
Internett	(117)	(1)	(76)
Other	(20)	(29)	(79)
Total EBITDA excluding gains and losses	**(25)**	**86**	**254**
Operating profit	**(185)**	**(50)**	**(841)**
Investments:			
– Capex	51	73	835
– Investments in businesses	114	69	906

- In Broadcast the cable TV company Sweden On-Line was included in the first quarter this year with revenues of NOK 31 million. Compared to the first quarter last year, there was an increase in revenues from terrestrial broadcasting, cable TV and small antenna networks. This was offset by the loss of revenue in Broadcast due to the closure of certain analogue channels in connection with the transition to digital TV distribution via satellite.

- Compared to the first quarter last year Internet showed an increase of NOK 58 million in external revenues due to the consolidation of Telenordia Privat in Sweden. In Norway there was growth in external revenues in Internett from dial-up access and ADSL. Total number of connected ADSL subscriptions in Norway increased by 19,000 from the end of last year to 42,000, and by 11,000 to 15,000 in Sweden.
- The increase in EBITDA in Broadcast compared to the first quarter last year is attributed primarily to the liquidation of loss-making operations in 2001 and the consolidation of Sweden On-Line (NOK 6 million).
- In Content & Interactive the development and launch of content services resulted in a higher EBITDA loss compared to the first quarter last year.
- Increase in the EBITDA loss in Internett was due to the higher volume of ADSL subscriptions. The higher sales of ADSL had a negative impact on the results in Norway due to introductory campaigns, in addition to higher marketing, customer service and network capacity costs. EBITDA loss in Telenordia was NOK 36 million in the first quarter this year and was primarily due to the same conditions as in Norway.
- Higher depreciation and amortization compared to the first quarter last year was due to the investments made in 2001. This is offset in part by the reduction in depreciation due to the write-down of satellites and satellite equipment in the fourth quarter of 2001.

Associated companies	**1st quarter**		**Year**
(NOK in millions)	**2002**	**2001**	**2001**
Telenor's share of:[1]			
Revenues	487	343	1,717
EBITDA	13	(57)	(191)
Net income	(63)	(99)	(464)
Amortization of Telenor's net excess values	(17)	(12)	(58)
Write-downs of Telenor's excess values	-	-	(22)
Gain/loss on disposal of ownership interests	-	-	(3)
Net result from associated companies	**(80)**	**(111)**	**(547)**

[1] The figures are partly based on the management's estimates in connection with the preparation of the consolidated financial statements. Telenor's share of the revenues and EBITDA is not included in the consolidated financial statements. The consolidated profit and loss statement contains only the line "net result from associated companies". Sales between the associated companies and sales to group companies are included in revenues in the table.

- Canal Digital, A-Pressen ASA and OTRUM Electronics ASA (from second quarter of 2001) are the largest associated companies in Plus.
- Telenor's share of Canal Digital's revenues increased by 37% compared to the first quarter of 2001 to NOK 250 million.
- Telenor's share of Canal Digital's EBITDA loss was NOK 24 million, as compared to an EBITDA loss of NOK 51 million in the first quarter of last year.

› BUSINESS SOLUTIONS

Revenues	**1st quarter**		**Year**
(NOK in millions)	**2002**	**2001**	**2001**
ASP, operating services, software, consulting services	199	342	1,077
Access, network and communication services	347	339	1,378
Total Business Solutions Norway	546	681	2,455
Nextra International	236	310	1,271
Business Solutions Sweden	227	3	310
CominCom/Combellga	171	130	580
Total Business Solutions International	634	443	2,161
Total external revenues	**1,180**	**1,124**	**4,616**
Internal revenues	419	260	1,324
Gains on disposal	-	-	-
Total revenues	**1,599**	**1,384**	**5,940**
EBITDA	**(18)**	**(177)**	**(828)**
EBITDA excluding gains and losses			
Business Solutions Norway	(15)	53	59
Business Solutions International	6	(230)	(881)
Total EBITDA excluding gains and losses	**(9)**	**(177)**	**(822)**
Operating profit	**(308)**	**(405)**	**(2,968)**
Investments:			
– Capex	121	389	1,041
– Investments in businesses	2	30	531

- Decrease in external revenues in Business Solutions Norway compared to the first quarter last year was due primarily to a weak market for the sale of operating services and significantly lower sales of operating service related software. This decline was partly offset by higher internal sales of operating services.
- Decrease in external revenues in Nextra International was due to revenues from businesses that were sold in the fourth quarter last year. The current businesses show weak or no growth, primarily due to the weak market conditions in Europe in general. The results improved significantly in spite of this due to the improved efficiency in Nextra International's operations.
- Growth in the external revenues in Business Solutions Sweden in the first quarter is due to the consolidation of Telenordia. This also contributed to higher internal revenues in the first quarter from the sales of services to Telenor Plus in Sweden.
- The weaker EBITDA in Business Solutions Norway was due to the lower sales of operating services and operating service related

Profit/loss before taxes and minority interests; 2000–2002
Telenor group (NOK in millions)


2000
Q1
Q2
Q3
Q4
908
749
314
32
2001
Q1
Q2
Q3
Q4
10,666
1,428
-2,547
708
2002
Q1
Q2
Q3
Q4
31
-4,000 -2,000 0 2,000 4,000 6,000 8,000 10,000 12,000

software. Operating service related software does not generate costs of materials, but it does generate amortization charges. EBITDA from the sales of access, network and communication services increased.

- EBITDA in Business Solutions International showed a significant improvement over the first quarter last year. NOK 112 million of this improvement was due to the EBITDA loss in businesses that were sold or liquidated in 2001.
- EBITDA margin in CominCom/Combellga increased to 36%, as compared to 32% in the first quarter last year as a result of the company's strong focus on costs. With Telenor as the owner, the company has emerged as a financially stronger company. It has been able to renegotiate a number of agreements as a result of this, which has contributed to lower costs.
- Higher depreciation and amortization compared to the first quarter last year was due to Telenordia and higher investments, including the IP network in Norway, which were partly offset by the effect of the write-downs made in 2001.

› EDB BUSINESS PARTNER

Revenues	**1st quarter**		**Year**
(NOK in millions)	**2002**	**2001**	**2001**
External revenues	882	738	3,312
Internal revenues	242	368	1,458
Gains on disposal	1	8	41
Total revenues	**1,125**	**1,114**	**4,811**
EBITDA	59	150	447
EBITDA excl. gains and losses	58	142	406
Operating profit/loss	(36)	54	(1,208)
Investments:			
– Capex	27	100	174
– Investments in businesses	1	-	749

Operations that have been transferred to Itworks AS have been excluded from the figures for EDB Business Partner. In 2001 Ephorma AS was accounted for in accordance with the equity method until the company was sold in the fourth quarter of 2001. This creates a divergence in relation to the figures that are presented by EDB Business Partner ASA itself.

- Decline in sales to other Telenor companies has reduced the revenues in the Telecom area. In addition, there was some decline in the sale of products in Bank/Finance. The Consulting area also had a reduction in revenues as a result of the difficult market for consulting services. This was offset by increased revenues in the Operations area as a result of the acquisition of businesses.
- EBITDA decreased compared to the first quarter last year in all the business areas in EDB Business Partner. The Operations area had the largest decline, due to lower prices and shift in volume to services with lower margins. In addition, the operating service agreement with DnB reduces the EBITDA margin. Reduction in EBITDA in Telecom, Bank/Finance and Consulting was due to the aforementioned reduction in revenues, which was partly offset by cost savings. In addition, the weak development of the Swedish banking and finance market has a negative impact on the EBITDA margin. In the first quarter of this year, charges of NOK 25 million were recorded in connection with the restructuring of the Bank/Finance area, and additional charges of NOK 3 million were recorded in connection with the liquidation of operations in Ireland.

› OTHER BUSINESS UNITS

Revenues	**1st quarter**		**Year**
(NOK in millions)	**2002**	**2001**	**2001**
Satellite Services	597	230	1,210
Satellite Networks	154	85	354
Itworks	155	257	957
Other	117	109	473
Total external revenues	**1,023**	**681**	**2,994**
Internal revenues	206	278	1,038
Gains on disposal	-	-	1
Total revenues	**1,229**	**959**	**4,033**
EBITDA	65	16	(37)
EBITDA excluding gains and losses			
Satellite Services	85	29	152
Satellite Networks	29	13	51
Itworks	(15)	(19)	(102)
Other	(34)	(7)	(110)
Total EBITDA excluding gains and losses	**65**	**16**	**(9)**
Operating profit/loss	**(30)**	**(52)**	**(686)**
Investments:			
– Capex	21	91	476
– Investments in businesses	758	190	252

- Satellite Services has changed its name from Satellite Mobile. COMSAT Mobile Communications was acquired with effect from 11 January this year and has changed its name to Telenor Satellite Services Inc. (TSS Inc.). Increased external revenues in Satellite Services was due to the consolidation of SAIT Communications as of 1 March last year (NOK 78 million) and TSS Inc. (NOK 233 million). Amendments of the agreements in the former EIK cooperation has increased the revenues and operating expenses in Satellite Services by NOK 34 million compared to the first quarter last year. TSS Inc. accounted for NOK 38 million and NOK 14 million of the increase in EBITDA and operating profit, respectively, as compared to the first quarter last year. The remaining increase was due to higher traffic volume.

- External revenues in Satellite Networks increased compared to the first quarter last year due to new contracts with NATO, the UN and the Norwegian Armed Forces. The duration of the contracts with the UN organisations is 3-5 years. In addition to the effect of the higher revenues, the cost reductions have also increased EBITDA and the operating profit.
- Itworks filed for bankruptcy 24 April this year. With the large losses incurred in 2001 and this year, and with antisipated further losses due to the market conditions, there were no basis for Telenor to provide further financing of the company. In connection with the bankruptcy the Telenor Group recorded losses on loans and receivables of NOK 70 million in the first quarter, classified as loss on disposal. Of this NOK 61 million was recorded in the business area Corporate Functions and Group Activities and NOK 9 million in Business Solutions.
- The largest companies in "Other" are Teleservice, Innovation and Venture. Expenses of NOK 36 million related to the restructuring of Teleservice were included in the first quarter's EBITDA for "Other".

› CORPORATE FUNCTIONS AND GROUP ACTIVITIES

Revenues	1st quarter		Year
(NOK in millions)	2002	2001	2001
External revenues	81	104	375
Internal revenues	580	641	2,399
Gains on disposal	44	28	5,116
Total revenues	**705**	**773**	**7,890**
EBITDA	(57)	(13)	4,593
EBITDA excluding gains and losses	(39)	(42)	(513)
Operating profit/loss	(205)	(111)	4,139
Investments:			
– Capex	648	506	2,642
– Investments in businesses	55	33	127

- Reductions in external and internal revenues compared to the first quarter last year were primarily related to lower revenues from data operations, due to the fact that more services are supplied directly from other Telenor units instead of being invoiced via corporate units, lower prices for certain services, and the loss of revenues from former wholly owned Telenor companies.
- Higher gains on disposal of fixed assets and operations compared to the first quarter last year were due to the sale of property.
- Lower EBITDA loss, excluding gains and losses, compared to the first quarter last year was due to the reduction in the use of external personnel and consultants, and lower expenses for strategic group projects. This has been offset in part by the reduction in revenues and increased expenses from the operation of several IT platforms during a transitional period.
- In the first quarter this year a loss on disposal of NOK 61 million related to the bankruptcy in the subsidiary Itworks was recorded.
- Higher depreciation was primarily due to strategic group projects, mainly IT solutions at Fornebu.
- Capital expenditure in the first quarter this year was primarily related to the group relocation at Fornebu, including new data solutions.

› OTHER PROFIT AND LOSS ITEMS FOR THE GROUP

Depreciation, amortization and write-downs	1st quarter		Year
(NOK in millions)	2002	2001	2001
Depreciation of tangible assets	1,870	1,388	6,266
Amortization of goodwill *)	238	135	668
Amortization of other intangible assets *)	160	86	317
Total depreciation and amortization	**2,268**	**1,609**	**7,251**
Write-downs of tangible assets	27	2	1,556
Write-downs of goodwill	3	-	2,266
Total write-downs	**30**	**2**	**3,822**
Total depreciation, amortization and write-downs	**2,298**	**1,611**	**11,073**

*) Specification of amortization of goodwill and other intangible assets

	1st quarter		Year
(NOK in millions)	2002	2001	2001
Pannon GSM [1]	117	-	-
DiGi.Com [1]	85	-	115
Other Mobile	14	15	38
Total Mobile	216	15	153
Software licenses Business Solutions	39	42	155
Other Business Solutions	63	75	274
Total Business Solutions	102	117	429
Plus	21	14	70
EDB Business Partner	41	50	196
Other	18	25	137
Total	**398**	**221**	**985**

[1] Based on preliminary valuations and allocations of net excess values

- NOK 230 million of the increase in depreciation of fixed assets compared to the first quarter last year was due to the business area Mobile, NOK 165 million of which was related to DiGi.Com and Pannon GSM. Part of the increase was related to the reduced depreciation periods for certain fixed assets within the fixed and mobile networks in Norway for investments made prior to 1 April last year (NOK 90 million), and the effect of new investments in these areas after this date. The remaining increase was due to new businesses and high investments last year.
- It is estimated that last year's write-downs have resulted in a reduction of around NOK 40 million in the depreciation of fixed assets in the first quarter this year and a reduction of around NOK 80 million in the amortization of goodwill and other intangible assets.

Investments; 2000–2002
Telenor group (NOK in millions)



2000
Q 1
Q 2
Q 3
Q 4
1,429/847
2,218/5,257
3,038/32,353
3,736/1,794
2001
Q 1
Q 2
Q 3
Q 4
2,395/714
2,666/999
2,724/4,218
3,849/1,281
2002
Q 1
Q 2
Q 3
Q 4
1,879/8,875
Capex
Investments in businesses
0
5,000
10,000
15,000
20,000
25,000
30,000
35,000

Associated companies	1st quarter		Year
(NOK in millions)	**2002**	**2001**	**2001**
Telenor's share of[1]			
Revenues	4,649	5,038	20,467
EBITDA	861	803	3,492
Net income	54	(136)	(318)
Amortization of Telenor's net excess values	(234)	(399)	(1,427)
Write-downs of Telenor's excess values	-	-	(11,597)
Gains/losses on disposal of ownership interests		10,723	21,579
Net result from associated companies	**(180)**	**10,188**	**8,237**

[1] The figures are partly based on the management's estimates in connection with the preparation of the consolidated financial statements. Telenor's share of the revenues and EBITDA is not included in the consolidated financial statements. The consolidated profit and loss statement contains only the line "net result from associated companies". Sales between the associated companies and sales to group companies are included in revenues in the table.

- Reduction in Telenor's share of revenues in associated companies compared to the first quarter last year was due to companies that have been sold and companies that have become subsidiaries and are now consolidated. This applies primarily to Esat Digifone, DiGi.Com, Pannon GSM and Telenordia. Adjusted for these companies, Telenor's share of revenues and EBITDA compared to the first quarter last year increased by NOK 0.6 billion and NOK 0.3 billion, respectively. This increase was primarily related to growth in associated mobile companies abroad.
- Reduction in amortization of Telenor's excess values was due primarily to the write-downs made last year and the effect of the aforementioned companies.
- Gain on disposal of ownership interests in the first quarter last year was the sale of VIAG Interkom.

Financial items	1st quarter		Year
(NOK in millions)	**2002**	**2001**	**2001**
Financial income	138	310	897
Financial expenses	(337)	(564)	(1,396)
Net forreign currency gain/loss	(177)	(231)	(402)
Net gains/losses and write-downs	(15)	(23)	(258)
Net financial items	***(391)***	***(508)***	***(1,159)***
Gross interest expenses	(389)	(508)	(1,638)
Net interest expenses	(258)	(281)	(898)

- Reduction in financial income compared to the first quarter last year was due to lower investments in interest bearing financial assets, in addition to the fact that the first quarter last year included NOK 46 million in dividends from satellite organizations, as opposed to nil dividend in the first quarter of this year.
- Reduction in financial expenses compared to the first quarter last year is attributed to lower interest expenses due to lower average interest bearing liabilities during the quarter and the fact that other financial expenses were higher in the first quarter last year. The average interest rate level was also higher in the first quarter last year than this year. Since the end of last year, gross interest-bearing liabilities increased by NOK 8.4 billion to NOK 27.6 billion. This increase was primarily due to the investment in Pannon GSM.
- Foreign currency losses in the first quarter this year were due primarily to hedging of the purchase price for the shares in Pannon GSM in Euro. The economical hedging of such investments cannot be accounted for as hedging. The Euro exchange rate against the Norwegian krone fell during the period after the hedging transaction was entered into and until settlement was made. A foreign currency loss was accordingly recorded in connection with the hedging transaction. The reported investment amount for Pannon GSM in Norwegian krone was reduced correspondingly. The foreign currency losses in the first quarter last year were related primarily to the Esat Digifone and VIAG transactions.

› Tax

- Telenor expects to have a tax income for the year, due to the liquidation of Telenor Digifone Holding AS. This was the company that realized the sale of the shares in Esat Digifone in 2001. The liquidation will realise a taxable loss of around NOK 11.5 billion related to the taxable cost price of the shares for Telenor ASA.
- Telenor expect during the year to recognize 28% tax income on the aforementioned taxable loss, or NOK 3.2 billion, resulting in a tax income for the year. Current taxes in Norway on the results for 2002 is expected to be reduced to around zero. It is expected that the remaining tax on the taxable loss will be taken to income as a deferred tax asset in 2002. In the first quarter of this year only parts of the expected tax income was recorded, and it is expected that Telenor also will have a tax income for the remaining quarters of 2002. The deferred tax asset will be expensed in the following years. It is expected that the current taxes in Norway in the following years will be around zero until the tax loss carryforward is utilized in full.
- Telenor has not recognised any deferred tax assets on the expected losses in our associated companies and subsidiaries abroad.
- *The actual tax rate may differ from the estimated rate.*

› BALANCE

- The net interest bearing liabilities increased by NOK 11.3 billion since the end of the last year. This is related primarily to the investments in Pannon GSM and COMSAT, including liabilities in Pannon GSM. The fixed assets and total assets also increased significantly as a result of these investments.

› US GAAP

- Telenor has net income after tax and minority interests in accordance with Generally Accepted Accounting Principles in the United States (US GAAP) of NOK 560 million, compared to net income after tax and minority interests in accordance with Norwegian accounting principles of NOK 217 million. The main reason for the difference is the fact that goodwill is not amortized from 1 January 2002 after US GAAP, but is replaced by an annual impairment test for all the reporting units with goodwill.

› OUTLOOK

Telenor's primary focus this year will be on the continuation of its efforts to focus more strongly on its core activities and the rationalization of its operations.

Continued revenue growth is expected for the group due to the overall positive underlying development of the existing businesses, including acquired businesses.

Telenor expects significant revenue growth in the mobile operations, primarily as a result of the consolidation of Pannon GSM and DiGi.Com. The Norwegian mobile operations is in a mature phase and revenue growth is flattening out. There will be a continued focus on profitability through cost-effectiveness and realization of synergies with other mobile operations.

Telenor expects that the revenues in the business area Networks will remain at the same level as last year, and that measures to cut costs and improve efficiency will help improve the EBITDA margin in 2002, as compared to 2001.

The business area Business Solutions is still experiencing weak demand in most of its product areas, and this is expected to continue throughout this year. The cost-cutting measures and restructuring carried out in both the Norwegian and international operations are expected to result in a significant improvement in the results of Business Solutions in 2002. Business Solutions is expected to achieve a positive EBITDA for the full year.

The business area Plus is experiencing strong demand for ADSL subscriptions in the Norwegian market. The ADSL investments will have a negative impact on the results until a critical customer mass is reached. It is not expected that ADSL will be profitable this year, and this will mean that the business area as a whole will have a weaker EBITDA development than previously assumed.

Investments excluding acquisitions are expected to exceed NOK 12 billion, including NOK 4 billion in subsidiaries abroad and just over NOK 2 billion related to the relocation at Fornebu.

The accounts submitted with the report are unaudited. This report contains forward looking statements with respect to certain growth initiatives, results of operations, prospects, strategies and objectives of Telenor. In particular, statements in the section "Outlook" comprise forward looking statements. By their nature forward looking statements involve risk and uncertainty and many factors may influence Telenor's actual results and development and cause them to differ materially from those expressed or implied in forward looking statements. These factors include the risk factors relating to Telenor's activities described in Telenor's Annual Report on Form 20-F filed with the Securities and Exchange Commission in the USA under the heading "cautionary Statements Regarding Forward Looking Statements" and "Risk Factors" (available on www.telenor.com/ir/annual_reports).

Oslo, 29 April 2002
The Board of Directors of Telenor ASA

› PROFIT AND LOSS STATEMENT

Telenor group (NOK in millions except net income per share)	1st quarter 2002	1st quarter 2001	Year 2001
Revenues	11,518	9,697	40,604
Gains on disposal of fixed assets and operations	45	304	5,436
Total revenues	**11,563**	**10,001**	**46,040**
Costs of materials and traffic charges	3,103	2,341	10,204
Own work capitalized	(140)	(217)	(1,002)
Salaries and personell costs	2,639	2,473	10,165
Other operating expenses	2,990	2,807	12,360
Losses on disposal of fixed assets and operations	71	-	63
Depreciation and amortization	2,268	1,609	7,251
Write-downs	30	2	3,822
Total operating expenses	**10,961**	**9,015**	**42,863**
Operating profit	**602**	**986**	**3,177**
Associated companies	**(180)**	**10,188**	**8,237**
Net financial items	(391)	(508)	(1,159)
Profit before taxes and minority interests	**31**	**10,666**	**10,255**
Taxes	95	(3,626)	(3,897)
Minority interests	91	2	721
Net income	**217**	**7,042**	**7,079**
EBITDA	2,900	2,597	14,250
EBITDA excluding gains and losses	2,926	2,293	8,877
EBITDA excluding gains and losses – margin	25.4 %	23.6 %	21.9 %
Net Income per share in NOK – basic	0.122	3.973	3.994
Net Income per share in NOK – diluted	0.122	3.969	3.990
US GAAP			
Net Income	560	7,010	7,004
Net Income per share in NOK – basic	0.316	3.955	3.952
Net Income per share in NOK - diluted	0.316	3.951	3.948

› BALANCE SHEET

Telenor group (NOK in millions)	31.03.2002	31.03.2001	31.12.2001
Deferred tax assets	832	442	600
Intangible assets	17,346	6,848	9,600
Tangible assets	40,282	30,207	37,608
Associated companies	13,196	29,552	14,246
Other financial assets	4,495	4,971	4041
Total fixed assets	**76,151**	**72,020**	**66,095**
Other current assets	12,922	10,811	10,530
Cash and interest bearing investments	3,115	4,586	5,998
Total current assets	**16,037**	**15,397**	**16,528**
Total assets	**92,188**	**87,417**	**82,623**
Shareholders equity	42,072	42,494	42,144
Minority interests	3,450	2,839	3,539
Total equity and minority interests	**45,522**	**45,333**	**45,683**
Long-term non-interest bearing liabilities	1,392	636	1,149
Long-term interest bearing liabilities	26,644	24,683	18,497
Total long-term liabilities	**28,036**	**25,319**	**19,646**
Short-term non-interest bearing liabilities	17,710	16,360	16,622
Short-term interest bearing liabilities	920	405	672
Total short-term liabilities	**18,630**	**16,765**	**17,294**
Total equity and liabilities	**92,188**	**87,417**	**82,623**
US GAAP			
Shareholders equity	43,146	43,216	42,944

› SHAREHOLDERS EQUITY

Telenor group (NOK in millions)	
Balance as of 31 December 2001	42,144
Net income	217
Translation adjustments	(289)
Balance as of 31 December 2002	**42,072**

› CASH FLOW STATEMENT

Telenor group	1st quarter		Year
(NOK in millions)	2002	2001	2001
Net cash flow from operating activities	2,128	1,383	6,993
Net cash flow from investment activities	(11,367)	15,936	20,891
Net cash flow from financing activities	6,333	(17,844)	(24,351)
Net change in cash and cash equivalents	**(2,906)**	**(525)**	**3,533**
Cash and cash equivalents 01.01	5,839	2,306	2,306
Cash and cash equivalents by the end of the period	2,933	1,781	5,839

› THE BUSINESS AREAS FIRST QUARTER

	Revenues[1]		of which external[1]		EBITDA		Operating profit/loss		Associated companies		Net financial items		Profit before taxes and minority interests	
(NOK in millions)	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
Mobile	4,359	2,995	4,062	2,645	1,517	1,077	756	773	(91)	10,372	(491)	(218)	174	10,927
Networks	4,114	4,111	3,467	3,536	1,408	1,336	640	658	-	-	(27)	(33)	613	625
Plus	945	771	823	666	(25)	89	(185)	(50)	(80)	(111)	(99)	(32)	(364)	(193)
Business Solutions	1,599	1,384	1,180	1,124	(18)	(177)	(308)	(405)	1	(60)	(20)	(55)	(327)	(520)
EDB Business Partner	1,125	1,114	883	746	59	150	(36)	54	(1)	(4)	(17)	(15)	(54)	35
Media[2]	-	503	-	471	-	180	-	164	-	(10)	-	11	-	165
Other business units	1,229	959	1,023	681	65	16	(30)	(52)	(6)	3	(85)	(45)	(121)	(94)
Corporate functions and group activities	705	773	125	132	(57)	(13)	(205)	(111)	(2)	7	342	(116)	135	(220)
Eliminations	(2,513)	(2,609)	-	-	(49)	(61)	(30)	(45)	(1)	(9)	6	(5)	(25)	(59)
Total	**11,563**	**10,001**	**11,563**	**10,001**	**2,900**	**2,597**	**602**	**986**	**(180)**	**10,188**	**(391)**	**(508)**	**31**	**10,666**

[1] Revenues include gains on disposal of fixed assets and operations
[2] Sold as of 1 October 2001

› ANALYTICAL INFORMATION

	2000				2001				2002
	1st quarter	2nd quarter	3rd quarter	4th quarter	1st quarter	2nd quarter	3rd quarter	4th quarter	1st quarter
Revenues (NOK in millions)	8.691	9.145	9.463	10.273	10.001	10.055	10.064	15.920	11.563
EBITDA excluding gains and losses (NOK in millions)	2.104	2.175	2.594	1.706	2.293	2.201	2.096	2.287	2.926
Operating profit/loss (NOK in millions)	1.166	817	1.234	412	986	(309)	(1.912)	4.412	602
Profit/loss before taxes and minority interests (NOK in millions)	908	749	314	32	10.666	1.428	(2.547)	708	31
Equity ratio including minority interests (%)	44,5	41,6	25,9	40,8	51,9	51,5	55,1	55,1	49,4
Net interest bearing liabilities (NOK in millions)	12.750	18.904	51.719	40.496	20.502	10.866	16.358	13.171	24.449
Net interest bearing liabilities/EBITDA excluding gains and losses last 12 months	1,5	2,2	5,9	4,7	2,3	1,2	2,0	1,5	2,6
No. of man-years	22.350	23.530	25.170	20.150	20.450	21.300	23.200	21.000	22.250
– of which abroad	3.300	3.550	4.580	5.050	5.300	5.900	7.600	6.300	7.700
MOBILE									
mNorway									
No. of mobile subscriptions (NMT + GSM)	2,012,000	2,103,000	2,134,000	2,199,000	2,189,000	2,233,000	2,289,000	2,307,000	2,314,000
No. of GSM subscriptions	1,817,000	1,925,000	1,973,000	2,056,000	2,098,000	2,147,000	2,211,000	2,237,000	2,249,000
– of which prepaid	797,000	851,000	870,000	911,000	938,000	969,000	1,023,000	1,027,000	1,051,000
Traffic minutes per GSM subscription per month, generated and terminated [3]	166	170	184	174	171	175	182	177	171
Revenue per GSM subscription per month (ARPU):									
– total	309	347	355	340	333	337	357	331	334
– contract	438	471	499	485	479	492	526	479	481
– prepaid	138	191	175	156	152	146	159	159	162
No. of SMS and content messages (in millions)	166	205	254	277	315	323	359	376	391
Pannon GSM (Hungary)									
No. of mobile subscriptions	-	-	-	-	-	-	-	-	2,001,000
– of which prepaid	-	-	-	-	-	-	-	-	1,446,000
Traffic minutes per GSM subscription per month, generated and terminated	-	-	-	-	-	-	-	-	113
Revenue per GSM subscription per month (ARPU):									
– total	-	-	-	-	-	-	-	-	182
– contract	-	-	-	-	-	-	-	-	397
– prepaid	-	-	-	-	-	-	-	-	97
No. of SMS and content messages (in millions)	-	-	-	-	-	-	-	-	183
DiGi.Com (Malaysia)									
No. of mobile subscriptions (100%)	-	-	-	-	-	-	-	1,039,000	1,159,000
– of which prepaid	-	-	-	-	-	-	-	902,000	1,044,000
Traffic minutes per GSM subscription per month, generated and terminated	-	-	-	-	-	-	-	204	197
Revenue per GSM subscription per month (ARPU):									
– total	-	-	-	-	-	-	-	180	169
– contract	-	-	-	-	-	-	-	265	313
– prepaid	-	-	-	-	-	-	-	166	150
No. of SMS and content messages (in millions)	-	-	-	-	-	-	-	61	77

	2000				2001				2002
	1st quarter	2nd quarter	3rd quarter	4th quarter	1st quarter	2nd quarter	3rd quarter	4th quarter	1st quarter
Grameen Phone (Bangladesh)									
No. of mobile subscriptions (100%)	81,000	106,000	135,000	191,000	242,000	335,000	373,000	464,000	550,000
– of which prepaid	17,000	33,000	48,000	49,000	77,000	149,000	190,000	279,000	353,000
Traffic minutes per GSM subscription per month, generated and terminated	369	398	342	313	335	302	333	292	308
Revenue per GSM subscription per month (ARPU):									
– total	283	288	244	226	226	203	204	173	191
– contract	330	361	313	278	275	277	282	259	311
– prepaid	54	91	107	102	109	88	119	106	118
No. of SMS and content messages (in millions)	0.1	0.1	0.2	0.3	0.4	0.5	1.0	1.3	3.8
Associated companies									
Telenor's share of mobile subscriptions	1,339,000	1,617,000	2,864,000	3,303,000	3,383,000	3,298,000	3,404,000	4,017,000	4,015,000
NETWORKS									
No. of PSTN subscriptions [1]	1,826,000	1,773,000	1,724,000	1,680,000	1,646,000	1,619,000	1,573,000	1,545,000	1,522,000
No. of ISDN subscriptions (lines) [1]	1,355,000	1,440,000	1,513,000	1,590,000	1,664,000	1,701,000	1,727,000	1,766,000	1,803,000
PSTN/ISDN generated traffic (mill. minutes)	5,396	4,889	4,404	4,871	4,956	4,481	4,083	4,440	4,275
Fixed line market share of traffic minutes (including Internet) (%)	83	79	78	73	73	73	73	73	73
PLUS									
No. of internet subscriptions residential market Norway	460,000	505,000	548,000	625,000	683,000	718,000	757,000	831,000	893,000
– of which Frisurf	110,000	150,000	188,000	248,000	305,000	343,000	386,000	437,000	481,000
– of which ADSL	-	-	-	-	3,000	5,000	11,000	23,000	42,000
No. of internet subscriptions residential market Sweden	-	-	-	-	-	-	-	310,000	309,000
– of which Frisurf	-	-	-	-	-	-	-	72,000	81,000
– of which ADSL	-	-	-	-	-	-	-	4,000	15,000
No. of fixed line subscriptions residential market Sweden (PSTN)	-	-	-	-	-	-	-	50,000	55,000
No. of pay television subscribers in the Nordic region									
– Cable-TV	288,000	312,000	350,000	357,000	362,000	362,000	367,000	561,000	557,000
– Small antenna networks (SMATV)	1,002,000	1,038,000	1,066,000	1,086,000	1,145,000	1,021,000	1,061,000	1,105,000	1,107,000
– Home satellite dish (DTH) [2]	417,000	418,000	452,000	506,000	531,000	569,000	592,000	657,000	647,000
BUSINESS SOLUTIONS									
No. of internet subscriptions business market Norway	10,000	12,000	13,000	13,000	13,000	15,000	15,000	16,000	17,000
– of which ADSL	-	-	-	-	-	-	-	1,000	1,000
No. of internet subscriptions business market Sweden	-	-	-	-	-	-	-	10,000	10,000
No. of fixed line subscriptions business market Sweden (PSTN)	-	-	-	-	-	-	-	2,000	2,000
No. of internet subscriptions outside Nordic region (Nextra)	64,000	80,000	82,000	104,000	119,000	120,000	114,000	106,000	108,000

[1] The figures in the period 2nd quarter 2001 to 4th quarter 2001 are adjusted

[2] Includes all subscribers in Canal Digital. In the 1st quarter 2002 56.000 subscibers were transferred to Otrum

[3] The figure in 4th quarter 2001 is adjusted

› SPECIAL ITEMS

(NOK in millions)	1st quarter 2002	1st quarter 2001	Year 2001
EBITDA according to the profit and loss statement	2,900	2,597	14,250
Gains on disposal of fixed assets and operations	(45)	(304)	(5,436)
Losses on disposal of fixed assets and operations	71	-	63
EBITDA excluding gains and losses	**2,926**	**2,293**	**8,877**
Expenses for restructuring, workforce reductions, loss contracts and exit of activities			
Mobile	6	-	-
Plus	-	-	49
Business Solutions	5	20	229
EDB Business Partner	28	-	170
Other	36	-	177
Total restructuring expenses etc.	**75**	**20**	**625**
Adjusted EBITDA	**3,001**	**2,313**	**9,502**
Write-downs			
Mobile	25	-	22
Networks	-	-	570
Plus	2	-	494
Business Solutions	-	-	1,110
EDB Business Partner	3	-	1,262
Other	-	2	364
Total write-downs	**30**	**2**	**3,822**
Adjusted operating profit	**733**	**704**	**2,251**
Special items associated companies			
Gains/losses on disposal of ownership interests	-	(10,723)	(21,579)
Write-down Sonofon	-	-	7,500
Write-down Telenordia	-	-	665
Write-down DTAC/UCOM	-	-	3,400
Other write-downs associated companies	-	-	31
Total special items associated companies	**-**	**(10,723)**	**(9,983)**
Net gain/losses and write-downs financial items	**15**	**22**	**258**
Adjusted profit/loss before taxes and minority interests	**177**	**(317)**	**(396)**

FINANCIAL CALENDAR 2002

30 April	Presentation of 1st quarter
8 May	Annual Shareholders' meeting
26 July	Presentation of 2nd quarter
30 October	Presentation of 3rd quarter
February 2003	Preliminary result 2002

Annual reports and quarterly reports on the web

The annual reports since 1994 and the quarterly reports since 1999 are available on the Internet: www.telenor.no/ir.

The quarterly reports are available both on html – and pdf formats, and selected tables on excel.

Environmental report on the Web

Telenor's social report for 2001 is available on the Internet along with previous environmental reports: www.telenor.com/socialreport

TELENOR – IDEAS THAT SIMPLIFY

Telenor is an international telecommunications and communications company, positioned in mobile companies in 14 countries and present in more than 30 countries. Telenor is the leading telecommunications company in Norway, and is one of the largest companies listed on the Oslo Stock Exchange (TEL). Telenor is also listed on Nasdaq (TELN).

Telenor's core activities are organized into four business areas; Telenor Mobile, Telenor Networks, Telenor Plus and Telenor Business Solutions. In 2001 Telenor's revenues were NOK 46.0 billion. Telenor had approximately 21,000 man-years at the beginning of 2002.

First quarter 2002
Published by: Telenor ASA
N-1331 Fornebu, Norway
Switchboard: +47 81 07 70 00
+47 81 54 45 00

Shareholder Services:
Tel: +47 67 89 24 70
e-mail: ir@telenor.com

26.04.02 13:29 **TEL BAKSAAS THE NEW CEO OF TELENOR** oranisasjonsendring

The board of Telenor ASA has appointed Mr. Jon Fredrik Baksaas as the new CEO of Telenor.

- The board is pleased to announce that Jon Fredrik Baksaas has accepted the position as the new Chief Executive Officer (CEO) of Telenor. We look forward to work with Mr. Baksaas in the continued development of Telenor as a leading telecommunications company, nationally and internationally. Mr. Baksaas` skills and personal qualifications clearly make him the best candidate for this important position, said chairman of the Telenor board, Mr. Tom Vidar Rygh.

Baksaas started his career at Telenor in 1989 and has held a number of important positions in the company, such as CFO and Senior Executive Vice President. Baksaas has since the summer of 2001 held the position as Deputy CEO. The new CEO has broad professional experience, and has previously been employed by e.g. Aker AS, Stolt-Nielsen Seaway and Det norske Veritas. He also has several years of international experience, and has been positioned in Japan.

The new Telenor CEO, Mr. Jon Fredrik Baksaas, is 47 years old and was born in Skien in Southern Norway. He now resides in Bærum just outside Oslo. Baksaas is a Bachelor of Commerce from the Norwegian School of Economics (NHH) and has additional training from the International Institute for Management Development (IMD) in Lausanne, Switzerland.

- I look forward to take up one of the most interesting and challenging positions in Norway. As the new CEO, I intend to pursue the efforts to increase profitability, to strengthen the focus of the activity and further the development of Telenor as a powerful and internationally oriented telecommunications company. The Telenor I now take leadership of has a very good basis for further development and growth,- said Jon Fredrik Baksaas.

Press Conference at 14:00 CET
A press conference presenting the new CEO will be staged at Telenor Expo, Universitetsgt. 7, Oslo, on Friday April 26, at 14:00 CET.

The new CEO, Jon Fredrik Baksaas, and the chairman of the board, Tom Vidar Rygh, will be present.

søk: fra 31.03.2002 til 13.05.2002 type melding ANDRE BØRSM

24.04.02 09:48 **TEL** **ITWORKS TO BE WOUND UP** andre børsmeldinger

The Board of Directors of Itworks AS has today decided to apply for the winding up of the company. Telenor has a 45% direct interest in Itworks, but the company is accounted for as a subsidiary due to the indirect ownership through EDB Business Partner. The Telenor Group has loans and receivables towards the company of approximately NOK 110 mill which is considered lost.

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IN ENGLISH

23.04.02 08:13 **TEL** | **NOTICE FOR ANNUAL GENERAL MEETING** | generalforsamlingsinfo

Attached is the notice for Telenor ASA`s Annual General Meeting.

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Notice for Telenor ASA's Annual General Meeting

Telenor ASA's Annual General Meeting will be held in Gamle Logen, Grev Wedels plass 2, Oslo, on Wednesday May 8, 2002 at 13:00 CET.

The meeting will be opened and chaired by the chairman of the corporate assembly, County Governor, Mona Røkke, ref. section 5–12, first paragraph of the Act relating to Public Limited Companies (Norway), and section 8, first paragraph of the articles of association.

Agenda:

1. **Approval of the notice for the Annual General Meeting.**
2. **Election of person to sign the minutes together with the chairman of the meeting.**
3. **Approval of the annual accounts and annual report for the financial year 2001. The Board of Directors proposes that a dividend of NOK 0.35 per share be paid. The dividend is payable to the company's shareholders as of May 8, 2002.**
4. **Approval of remuneration to the company's accountant.**
5. **Changes in the articles of association.**

As the company's central administration and head office have moved to Fornebu in Bærum, section 2 of the articles of association must be changed. The Board of Directors proposes that section 2 should read as follows:

"The Company's registered office is in Bærum municipality".

The relocation of the company's registered office to Bærum municipality means that the company's shareholders' meetings must also be held in Bærum, ref. section 5–9 of the Act relating to Public Limited Companies (Norway). It is the view of the Board, however, that it is often more practical to hold such meetings in Oslo. The Board therefore proposes that provisions be made in the articles of association whereby the shareholders' meetings may be held in Oslo. The most practical way of doing this would be to add a new clause in a fourth paragraph in section 8 of the articles of association.

The Board proposes that the new fourth paragraph in section 8 should read as follows:

"The Company's General Meetings may be held in Oslo."

6. Authorizations to the Board

6.1 Increase of the share capital

In the general meeting of November 10, 2000, approval was given for the Board to increase the share capital by a maximum of NOK 1,063,291,134, with the issue of up to 177,215,189 shares. This authorization is valid until 1 July, 2002. The Board proposes that the authorization be renewed.

The reason for the proposal is, as before, to prepare the company for further expansion. This may entail investments in, or mergers with, other businesses which can supply the company with resources and/or competitive advantages. Furthermore, it may in some cases be appropriate to undertake the private placement of shares in order to finance the acquisition of other businesses. The foregoing also explains why the Board considers it necessary to be able to depart from section 10–4 of the Act relating to Public Limited Companies (Norway) concerning existing shareholders' pre-emption rights to new shares. The authorization should also be able to be used for other purposes after further consideration by the Board, including the share option program for key personnel and the general share program for all employees.

The Board proposes that the following be decided on at the annual general meeting:

(a) Authorization is given, pursuant to section 10–14 of the Act relating to Public Limited Companies (Norway), for the Board to increase the company's share capital by a maximum of NOK 1,064,776,488, with the issue of up to 177,462,748 shares, with a nominal value of NOK 6.
(b) The authorization is valid until 1 July, 2003.
(c) The Board can decide if the shareholders' pre-emption rights to the new shares may be departed from.
(d) The authorization covers also the increase of capital by way of contributions of assets other than money etc., ref. section 10–2 of the Act relating to Public Limited Companies (Norway), and the increase of capital where a merger has taken place, in accordance with section 13–5 of the Act.
(e) That this authorization supersedes the authorization given at the general meeting of 10 November, 2000, to increase the number of shares by a maximum of 177,215,189.

6.2 Acquisition of own shares

The Board proposes that the general meeting, pursuant to section 9–4 of the Act relating to Public Limited Companies (Norway), authorizes the Board to be able to acquire own shares. This type of authorization is common in most of the large public companies in Norway. Authorization of this nature gives the Board in Telenor the opportunity to use the financial instruments and mechanisms which the Act relating to Public Limited Companies (Norway) facilitates. The authorization would also result in Telenor being able to use own shares as a means of whole or part settlement in connection with the acquisition of businesses.

Telenor currently has 28,103,172 own shares, which accounts for approximately 1.6% of outstanding shares, which, in accordance with the stipulations of the general meeting of 10 May, 2001, the company can use for purposes to be decided after further consideration by the Board. Taking this holding into consideration, it is proposed that the general meeting authorizes the Board to obtain up to a maximum of 5% more outstanding shares, so that the total holding of own shares can account for up to 6.6% of the company's shares.

The Board proposes that the following be decided on at the annual general meeting:

(a) Approval is given, pursuant to section 9–4 of the Act relating to Public Limited Companies (Norway), for the Board to acquire 90,136,532 own shares with a nominal value totaling NOK 540,819,192, which equates to 5% of the company's share capital, as of 13 February, 2002.
(b) The amount paid per share shall be a minimum of NOK 6 and a maximum of NOK 200.
(c) The Board is free to decide how the acquisition and transfer of shares takes place.
(d) The authorization is valid until 1 July, 2003.

...

In accordance with section 8, second paragraph of the articles of association, the Board has decided that in order for shareholders who wish to participate in the shareholders' meeting either in person or through a representative to have the right to attend and vote at the meeting, they must give notice of their attendance to the company's account operator:

Nordea Bank Norge ASA
Verdipapirservice
PO Box 1166 Sentrum, NO-0107 Oslo
Norway
Fax: (+47) 22 48 63 49

by Monday 6 May, 2002, at 12:00 CET.

Please use the form enclosed.

Oslo, 12 March, 2002
The Board of Directors, Telenor ASA

telenor

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telenor ASA

By: Torstein Moland
Name: Torstein Moland
Title: CFO

[By:
Name:
Title:]

Date: [May 15, 2002